December 4, 2009

Mr. Chris White

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549

RE: CKX Lands, Inc

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 23, 2009

File No. 1-31905

Dear Mr. White,

In response to your letter dated November 18, 2009, we provide the following responses and amendments keyed to your comments for your consideration:

Form 10-K for the year ended December 31, 2008

Controls and Procedures, page 7

Evaluation of Disclosure Controls and Procedures, page 7
  Revise your filing to clarify whether management concluded that your disclosure controls and procedures were effective or ineffective as of December 31, 2008. Refer to Regulation S-K, Item 307.

  Response: We will revise our filing to clarify that management concluded that our disclosure controls and procedures were effective as of December 31, 2008 to address the requirements of Regulation S-K, Item 307 and our statement will read as follows:

  The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

  As of December 31, 2008, an evaluation was performed under the supervision and with the participation of the Company's management, including the principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the principal executive officer and principal financial officer, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2008.

  Management's Annual Report on Internal Control Over Financial Reporting, page 7

  Revise your filing to clarify the date that management assessed your internal control over financial reporting to be ineffective. Refer to Regulation S-K, Item 308T(a)(3).

  Response: We will revise our filing to clarify the date that management assessed our internal control over financial reporting to be ineffective to address the requirements of Regulation S-K, Item 308T(a)(3) and our statement will read as follows:

  The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company. In assessing the Company's ICFR, management follows the Committee of Sponsoring Organizations of the Treadway Commission's ("COSO") Internal Control over Financial Reporting - Guidance for Smaller Public Companies Integrated Framework (2006) in assessing the effectiveness of the Company's ICFR. Management shall determine ICFR ineffective if a material weakness exists in the controls.

  Due to the Company's management inability to assess Walker Louisiana Properties' ICFR and lack of compensating controls, management has assessed the Company's ICFR as ineffective as of December 31, 2008. The Company owns a one-sixth interest in WLP and WLP's activities are material to the Company. WLP prepares cash basis interim financial statements and audited GAAP basis financial statements at year end. At report date, we have not identified a plan or process to remediate the ineffectiveness of the ICFR.

  This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

  During the quarter ending December 31, 2008, the Company's Management followed the COSO Internal Control over Financial Reporting - Guidance for Smaller Public Companies Integrated Framework (2006) when assessing the ICFR. During the quarter ending December 31, 2008, there have been no changes in the Company's internal control over financial reporting that has materially affected or is reasonably likely to affect, the Company's internal control over financial reporting.

  Financial Statements

  Note 8 - Walker Louisiana Properties Land Sale, page 23
  You explain that the April 30, 2007, sale of your interests in the Calcasieu Parish land was a 1031 exchange. Clarify in your financial statements footnotes and in your management's discussion and analysis what you received in exchange for your interests in that property.

Response: We will revise our Note 8 and our management's discussion and analysis to clarify what we received in exchange for our interest in that property and our footnote and management's discussion and analysis will read as follows:

On April 30, 2007, Walker Louisiana Properties completed the sale of 100 subdivision acres in Calcasieu Parish, Louisiana with a contract sales price of $1,912,050. The Company owns a one-sixth interest in this land and reported a gain from this sale of $312,561. This transaction was structured as a "deferred exchange using a qualified intermediary" pursuant to Paragraph 1031 of the Internal Revenue Code (1031 Exchange) for income tax purposes. ~~Due to the 1031 exchange,~~ Utilizing this 1031 Exchange structure, Walker Louisiana Properties purchased a 19.32 interest in 25 acres resulting in a deferred ~~a~~ gain of $38,962 ~~was deferred~~ for income tax purposes.

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely appreciate your comments and hope that our responses meet your compliance review.

If you should have any questions regarding the Company's responses, please contact me at (337) 493-2399.

Sincerely,

/s/Brian R. Jones

Brian R. Jones

Treasurer and Chief Financial Officer